Computation of Ratio of Earnings to Fixed Charges	Exhibit 12

( in thousands )	Years ended December 31,
	2006	2005	2004
Earnings as Defined:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$712,545	$634,812	$579,521
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	64,722	46,923	38,466

Earnings as defined	$777,267	$681,735	$617,987

Fixed Charges as Defined:
Interest expense, including amortization of debt issue costs	$55,965	$38,791	$30,877
Interest capitalized	97		600
Portion of rental expense representative of the interest factor	8,757	8,132	7,589
Preferred stock dividends of majority-owned subsidiary companies	80	80	80

Fixed charges as defined	$64,899	$47,003	$39,146

Ratio of Earnings to Fixed Charges	11.98	14.50	15.79